Exhibit 12(b)

PACCAR Financial Corp.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

PURSUANT TO THE SUPPORT AGREEMENT

BETWEEN THE COMPANY AND PACCAR

(Millions of Dollars)

	Year ended December 31
	2011	2010	2009	2008	2007
FIXED CHARGES
Interest expense	$64.0	$90.5	$126.2	$160.1	$199.0
Facility and equipment rental	1.9	2.1	2.1	2.3	2.1

TOTAL FIXED CHARGES	$65.9	$92.6	$128.3	$162.4	$201.1

EARNINGS
Income before income taxes	$112.4	$63.2	$44.8	$71.6	$133.4
Depreciation	148.1	132.4	122.3	107.8	90.3

	260.5	195.6	167.1	179.4	223.7
FIXED CHARGES	65.9	92.6	128.3	162.4	201.1

EARNINGS AS DEFINED	$326.4	$288.2	$295.4	$341.8	$424.8

RATIO OF EARNINGS TO FIXED CHARGES	4.95x	3.11x	2.30x	2.10x	2.11x